Filed by First Mid-Illinois Bancshares, Inc.
pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: First BancTrust Corporation
First Mid Exchange Act File No.: 001-36434

Questions and Answers for our employees concerning our recent merger announcement.

Overview
On December 11, 2017, First Mid-Illinois Bancshares, Inc. (“First Mid”) and First BancTrust Corporation (“First Bank”) were pleased to announce that First Bank will be becoming a part of First Mid. The transaction is expected to close in mid-2018, subject to customary closing conditions and required approvals. Combining our companies means we can bring expanded services to First Bank customers in the areas of traditional trust, brokerage, retirement services, insurance and farm management. As we draw closer to the completion of this transaction, customers will receive additional information about any changes to their current accounts that may affect them.

Why are we doing this merger?
This merger will strengthen our ability to serve our customers, with additional locations throughout Illinois and the ability to bring new products and services to our current customers. Both organizations share a similar commitment to personalized customer service and strong community involvement. We are confident this partnership represents a tremendous cultural and business fit, and we firmly believe it will benefit most of our employees, customers and communities.

Who is First Mid?
First Mid-Illinois Bancshares, Inc. is a $2.8 billion community-focused organization that provides financial services through a network of 52 banking centers in 37 Illinois and Missouri communities. First Mid-Illinois Bancshares, Inc. is the parent company of First Mid-Illinois Bank & Trust, N.A. (“First Mid Bank”) and First Mid Insurance Group. First Mid Bank is the oldest national bank in Illinois, having been chartered in 1865. It is recognized as a top-performing community bank, having earned a five-star Bauer Financial rating, named among top 100 community banks by S&P Global Market Intelligence, as well as being named Small Business Administration 2017 Community Bank of the Year by the Illinois District Office for many consecutive years.

First Mid has a more than 600+ strong team who take great pride in the company, their work and their ability to serve its customers. Their mission is to fulfill the financial needs of their communities with exceptional personal service, professionalism and integrity, and deliver meaningful value and results for customers and shareholders. Investing in the communities it serves has long been a hallmark of First Mid and is embedded in its core values.

More information about First Mid is available on the First Mid website at www.firstmid.com. First Mid stock is traded in The NASDAQ Stock Market LLC under the ticker symbol “FMBH”.

Now that we have announced, what happens next?
For customers, until the transaction is complete, it is business as usual at First Bank. They should continue to use their existing checks, debit/ATM cards, etc., knowing they will continue to receive the highest level of service in our banking centers now and in the future. Customers will receive a letter from First Bank and First Mid letting them know about this announcement and our continued commitment to care for their financial needs. We know customers may have questions about this change; therefore, we’ve prepared a Q&A that can be provided to customers and may be helpful.
For employees, we will continue to do our jobs and serve our customers. Over the next months, work will begin to integrate our two organizations. The closing of this transaction is anticipated in mid-2018, with a system conversion occurring around August, 2018. A conversion team with representatives from both banks will be put in place early next year.

How does this merger benefit customers?
Our customers, in the future, will enjoy a broader range of financial solutions including, trust, brokerage, retirement services, insurance and farm management. The merger will increase their access to banking services through an expanded network of branch and ATM locations that spans most of down-state Illinois.

How will our customers be notified?
A press release was issued on December 11, at close of day. In addition to this, we will be going to visit many of our larger customers immediately. We also plan to mail a letter to our customers announcing the merger.

What should I say when customers ask me about the merger?
We will provide a copy of the Q&A for customers to all employees. Please familiarize yourself with this document to the best of your knowledge. Please assure your customers that we will continue to serve them as we have in the past and that we will communicate with them as any changes occur.

What if someone from the Media contacts me?
Only authorized First Bank personnel are permitted to comment to the media. Please refer all media inquiries to Jack Franklin at 217-465-0245 or jfranklin@firstbanktrust.com. First Mid Contact: Laura ZuHone, 217-258-0675 or lzuhone@firstmid.com

Will our branch hours be changing?
Prior to the merger, First Bank and First Mid will continue to operate as separate businesses. We do not anticipate any change in our hours. If there are changes of any kind in the future, we will share that information with our employees and customers well in advance.

Will any banking centers be closing?
First Mid’s branch network is mostly complementary with First Bank’s branch network, with some overlap. We will evaluate locations where overlap exists and communicate any changes well in advance.

Will the name of the bank change?
The name will change sometime in the future, but no decision has been finalized on the name transition and related timing.

Will this change our commitment to our communities?
First Mid shares our commitment to community investment and community service. First Mid associates are encouraged and empowered to volunteer their time in the community. This year First Mid employees have donated almost 15,000 volunteer hours in their communities.

Will this impact my job?
You should see no immediate impact to the day-to-day operations as a result of today’s announcement. It is important to remember that until the transaction is completed, First Bank will continue to operate as it is, and it is business as usual. There will be many details to work through as this transaction gets finalized. Staffing needs will be evaluated over the next few months and we will provide answers to questions as soon as decisions are made. Our values align and there will be good people working hard to learn how we each do business and together maximize our opportunities in the future.

Will people lose their jobs as a result of this merger?
It is simply too early in the process to make a determination about individual roles and positions.
There will likely be some reorganization as we evaluate our two banks and review staffing levels to determine what appropriate levels are for the combined organization, but none of those decisions have been made yet. We would expect that some of the reductions will occur through attrition. Our pledge to you is that we will communicate all employment decisions privately as soon as is reasonably possible.

What will happen to my medical benefits (Medical, Dental, Vision, 401K, PTO, etc.)?
All employee benefits will remain the same until the closing in mid-2018. We understand the importance of this particular area and will give it the consideration it requires. Any changes in plans will be communicated in advance to give employees time for consideration and decisions.

I have a vacation scheduled in 2018, will I still be able to take it?
It is business as usual at this time. All vacations are subject to the regular approval process by your supervisor.

Who should I contact if I have additional questions?
Please reach out to your supervisor first with any questions. Otherwise, you may email any additional questions to mcarr@firstbanktrust.com. Questions will be compiled and answers provided periodically, as decisions are made. Please know that we won’t have the answer to many questions at this early point in the transaction, as most answers will come closer to the closing in mid-2018, but know that we want to get you correct information as soon as possible.

Will I start over as a new employee or do I keep my seniority that I have with First Bank?
Your prior years of service with First Bank will transfer over with you to First Mid.

Forward Looking Statements
This document may contain certain forward-looking statements about First Mid-Illinois Bancshares, Inc. (“First Mid”) and First BancTrust Corporation (“First Bank”), such as discussions of First Mid’s and First Bank’s pricing and fee trends, credit quality and outlook, liquidity, new business results, expansion plans, anticipated expenses and planned schedules. First Mid and First Bank intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1955. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of First Mid and First Bank, are identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or similar expressions. Actual results could differ materially from the results indicated by these statements because the realization of those results is subject to many risks and uncertainties, including, among other things, the possibility that any of the anticipated benefits of the proposed transactions between First Mid and First Bank will not be realized or will not be realized within the expected time period; the risk that integration of the operations of First Bank with First Mid will be materially delayed or will be more costly or difficult than expected; the inability to complete the proposed transactions due to the failure to obtain the required stockholder approval; the failure to satisfy other conditions to completion of the proposed transactions, including receipt of required regulatory and other approvals; the failure of the proposed transactions to close for any other reason; the effect of the announcement of the transaction on customer relationships and operating results; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; changes in interest rates; general economic conditions and those in the market areas of First Mid and First Bank; legislative/regulatory changes; monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality or composition of First Mid’s and First Bank’s loan or investment portfolios and the valuation of those investment portfolios; demand for loan products; deposit flows; competition, demand for financial services in the market areas of First Mid and First Bank; and accounting principles, policies and guidelines. Additional information concerning First Mid, including additional factors and risks that could materially affect First Mid’s financial results, are included in First Mid’s filings with the Securities and Exchange Commission (the “SEC”), including its Annual Reports on Form 10-K. Forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

Important Information about the Merger and Additional Information
First Mid will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of First Bank that also constitutes a prospectus of First Mid, which will be sent to the stockholders of First Bank. Investors in First Bank are urged to read the proxy statement/prospectus, which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus and other documents which will be filed by First Mid with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to First Mid-Illinois Bancshares, P.O. Box 499, Mattoon, IL 61938, Attention: Investor Relations; or to First BancTrust Corporation, 114 West Church Street, Champaign, IL 61824, Attention: Investor Relations. A final proxy statement/prospectus will be mailed to the stockholders of First Bank.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation
First Mid and First Bank, and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of First Mid is set forth in the proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 14, 2017. Information about the directors and executive officers of First Bank is set forth in its proxy statement for its 2017 annual meeting of stockholders, which is available on its website. These documents can be obtained free of charge from the sources provided above. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the proxy statement/prospectus for such proposed transactions when it becomes available.